

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals Announces Mineral Resource Update
for the Arctic Deposit

April 25, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE-MKT: TMQ) ("Trilogy Metals" or "the Company") is pleased to announce its Mineral Resource estimate on its high-grade copper deposit at Arctic as of April 25, 2017.

HIGHLIGHTS

- In-fill drilling results in a **50% increase in resource tonnes** in the Indicated category at substantially the same average grades as the previous estimate, and contains over 40% more copper and zinc metal.

- At the ranges investigated, the resource is not sensitive to cut-off grade (and assumed metal prices) - where a 300% increase in cut-off grade results in less than a 1% decrease in contained copper and zinc metal at higher average grades.

- At a base case 0.5% copper equivalent cut-off grade, the Arctic deposit is estimated to contain in-pit **Indicated Resources of 36.0 million tonnes at 3.07% copper, 4.23% zinc**, 0.73% lead, 0.63 g/t gold and 47.6 g/t silver for 2.4 billion pounds of contained copper and 3.4 billion pounds of contained zinc (see Table 1 for details).

- At a base case 0.5% copper equivalent cut-off grade, the Arctic deposit is estimated to contain in-pit Inferred Resources of 3.5 million tonnes at 1.71% copper, 2.72% zinc, 0.60% lead, 0.36 g/t gold and 28.7 g/t silver (see Table 1 for details).

Rick Van Nieuwenhuyse, President and CEO of Trilogy Metals commented, "We are very pleased to see that in-fill drilling of the Arctic open pit has demonstrated both continuity and expansion of the known mineralization and successfully upgraded Inferred resources to the Indicated classification. The updated resource has resulted in a 50% increase in the Indicated tonnes containing approximately 40% more metal when compared to the previous resource estimate in the marketplace. Furthermore, the resource is not sensitive to cut-off grade or metal prices at the ranges investigated, since a 300% increase in cut-off grade results in less than a 1% decrease in contained metal at higher average grades. That is a robust deposit."

Mr. Van Nieuwenhuyse continued, "In combination with recently completed structural, hydrological, geotechnical and metallurgical work, we are well poised to kick-off the 2017 plan and budget, and complete a Pre-Feasibility study on Arctic in Q1 of 2018."

Table 1. Estimate of Mineral Resources for the Arctic Deposit

Class	M tonnes	Average Grade:					Contained metal:				
		Cu %	Pb%	Zn%	Au g/t	Ag g/t	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au koz	Ag Moz
Indicated	36.0	3.07	0.73	4.23	0.63	47.6	2,441	581	3,356	728	55
Inferred	3.5	1.71	0.60	2.72	0.36	28.7	131	47	210	40	3

- Base Case cut-off grade of 0.5% CuEq is highlighted in table.
- Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. See "Cautionary Note to United States Investors."
- Resources stated as contained within a pit shell developed using metal prices of US$3.00/lb copper, US$0.90/lb lead, US$1.00/lb zinc, US$1300/oz gold, US$18/oz silver, mining costs of US$3.00/tonne, milling and G&A costs of US$35/tonne, metallurgical recoveries of 92% for copper, 77% for lead, 88% for zinc, 63% for gold, 56% for silver and an average pit slope of 43 degrees.
- Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred resources will ever be upgraded to a higher category.

The sensitivity of mineral resources, contained within the resource limiting pit shell, is demonstrated by listing resources at a series of cut-off thresholds as shown in Table 2.

Table 2. Sensitivity of Mineral Resources to Cut-off Grade

Cut-off CuEq%	M tonnes	Average Grade:					Contained metal:				
		Cu %	Pb%	Zn%	Au g/t	Ag g/t	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au koz	Ag Moz
Indicated											
0.25	36.0	3.07	0.73	4.22	0.63	47.61	2,441	582	3,356	729	55
0.5	**36.0**	**3.07**	**0.73**	**4.23**	**0.63**	**47.62**	**2,441**	**581**	**3,356**	**728**	**55**
0.75	35.9	3.08	0.73	4.23	0.63	47.72	2,440	582	3,355	728	55
1.0	35.7	3.09	0.74	4.26	0.63	47.97	2,436	581	3,353	728	55
1.5	35.5	3.11	0.74	4.28	0.64	48.22	2,432	580	3,349	727	55
Inferred											
0.25	3.8	1.58	0.56	2.52	0.34	26.76	133	47	212	42	3
0.5	**3.5**	**1.71**	**0.60**	**2.72**	**0.36**	**28.69**	**131**	**47**	**210**	**40**	**3**
0.75	3.0	1.93	0.65	3.04	0.36	31.99	129	44	203	35	3
1.0	2.5	2.29	0.73	3.52	0.37	37.04	124	39	192	29	3
1.5	2.3	2.46	0.76	3.71	0.39	39.32	122	38	184	28	3

Trust | Respect | Integrity

Table 3 compares the new resource with the previous estimate from July 2013. Main contributors to the increase in resources are mostly due to:

- New drilling data added since 2013 has upgraded the majority of previous Inferred to Indicated within the pit shell.

- New drilling has identified additional resources and provides a better understanding of the shape and location of mineralization in the deposit.

To some degree, differences are also due to changes to the geological interpretation of the mineralization domains, which now capture more of the mineralization present in the deposit, as well as minor changes to the optimization parameters used to generate a resource-limiting pit shell, changes to the estimation strategy, and changes to the reporting of resources at a 0.5% copper equivalent cut-off in 2017 ($33 NSR value) vs. $35 NSR in 2013.

Table 3. Comparison of Mineral Resources for the Arctic Deposit

Resource	M tonnes	Average Grade:					Contained metal:				
		Cu %	Pb%	Zn%	Au g/t	Ag g/t	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au koz	Ag Moz
Indicated											
April 2017	36.0	3.07	0.73	4.23	0.63	47.6	2,441	581	3,356	728	55
July 2013[1]	23.8	3.26	0.76	4.45	0.71	53.2	1,713	401	2,338	550	41
Inferred											
April 2017	3.5	1.71	0.60	2.72	0.36	28.69	131	47	210	40	3
July 2013[1]	3.4	3.22	0.58	3.84	0.59	41.5	239	43	285	60	5

Note 1 – See the Company's press release dated July 30, 2013 titled NovaCopper Announces Positive Preliminary Economic Assessment for the Arctic Open-Pit Polymetallic Project and the Preliminary Economic Assessment Report on the Arctic Project, Ambler Mining District, Northwest Alaska effective September 12, 2013 ("2013 PEA").

Mineral resource estimates are made from a 3D block model based on geostatistical applications using commercial mine planning software (MineSight® v11.60-2). The block model has a nominal block size measuring 10 x 10 x 5 m and utilizes data derived from 152 drill holes in the vicinity of the Arctic deposit. The resource estimate was generated using drill hole sample assay results and the interpretation of a geological model which relates to the spatial distribution of copper, lead, zinc, gold and silver. Interpolation characteristics were defined based on the geology, drill hole spacing, and geostatistical analysis of the data. The effects of potentially anomalous high-grade sample data, composited to two metre intervals, are controlled by limiting the distance of influence during block grade interpolation. The grade models have been validated using a combination of visual and statistical methods. The resources were classified according to their proximity to the sample data locations and are reported, as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Model blocks estimated by three or more drill holes spaced at a maximum distance of 100 metres are included in the Indicated category. Inferred blocks are within a maximum distance of 150 metres from a drill hole. The estimate of Indicated and Inferred mineral resources is within a limiting pit shell derived using projected technical and economic parameters. Additional information on the known legal, political, environmental and other risks that could materially affect the potential development of the mineral resource can be found in the 2013 PEA.

Qualified Persons

Mr. Bruce Davis, FAusIMM, the president of BD Resource Consulting Inc., and Mr. Robert Sim, P.Geo., of Sim Geological Inc., have reviewed the technical information related to the Arctic deposit in this news release and approve the written disclosure contained herein as independent "qualified persons", within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

Neither Bruce Davis of BD Resource Consulting Inc., nor Robert Sim of Sim Geological Inc., nor any associates employed in the preparation of the Arctic Project resource estimation have any beneficial interest in Trilogy Metals. These Consultants are not insiders, associates, or affiliates of Trilogy Metals. The information in this press release is not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Trilogy Metals and the Consultants. The Consultants were retained by Trilogy Metals to prepare the Arctic Project resource estimate and are to be paid a fee for their work in accordance with normal professional consulting practices.

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc., is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer
rickvann@trilogymetals.com

Elaine Sanders
Vice President & Chief Financial Officer
elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088
# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the mineral resource estimate, future operating or financial performance of the Company, anticipated activity at the UKMP Projects, the potential timing and preparation of a PFS on the Arctic deposit, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause

actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2016 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Arctic Preliminary Economic Assessment and the Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.